United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 1-12984

PROFIT SHARING PLAN AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2010 AND 2009

AND FOR THE YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Profit Sharing and Retirement Plan of Eagle Materials Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Sutton Frost Cary LLP
A Limited Liability Partnership
Certified Public Accountants

June 28, 2011

Arlington, Texas

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$43,161,943	$40,001,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	(22,864)	86,690

Total Investments	43,139,079	40,088,193

Notes receivable	737,979	612,610
Employers’ contribution receivable	1,908,225	1,235,428

Net Assets Available for Benefits	$45,785,283	$41,936,231

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

Additions:
Participating Employers’ contributions	$1,908,572
Participant contributions	1,981,261
Participant rollovers	109,410
Interest in the Eagle Materials Inc. Plans Master Trust investment income	4,774,971
Interest income on notes receivable	38,626

Total Additions	8,812,840

Deductions:
Distributions to participants	(4,934,693)
Administrative expenses	(29,095)

Total Deductions	(4,963,788)

Net Increase	3,849,052

Net Assets Available for Benefits:
Beginning of year	41,936,231

End of year	$45,785,283

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers”. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was amended and restated effective January 1, 2009 to comply with certain Federal Regulations.

Participants enter the Plan, for profit sharing purposes, on the first January 1 or July 1 after their date of hire. All salaried employees of Participating Employers are eligible to participate in the Plan provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement, unless such agreement extends the Plan to such group or class of employees. There are no such employees at December 31, 2010. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined by the Plan, to a 401(k) account upon the date of hire. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined by the Plan. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $49,000, whichever is less) for participant contributions, Participating Employers’ contributions and participant voluntary (after-tax) contributions.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all qualifying participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s annual compensation.

The Participating Employers, at their sole discretion, may also make qualified non-elective contributions to the Plan. No such qualified non-elective contributions were made for the 2010 plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $200,000 at December 31, 2010.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

Vesting

For Employer Profit Sharing Contributions made with respect to Plan years beginning on or before December 31, 2006:

Years of Service	Vested Percent
Less than 2	0%
2	10%
3	20%
4	40%
5	60%
6 7 or more	80 100	% %

For Employer Profit Sharing Contributions made with respect to Plan years beginning on January 1, 2007:

Years of Service	Vested Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

Participants are always fully vested in their participant and voluntary contributions, related earnings, and participant rollovers, as well as being fully vested in the event of full and permanent disability or death.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Notes Receivable

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

All of the Plan’s investments are commingled with the investments of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Eagle Hourly Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Common stock:
Building Materials	$2,909,143	$—	$—	$2,909,143

Total common stock	2,909,143	—	—	2,909,143

Mutual funds:
Index funds	4,925,353	—	—	4,925,353
Lifecycle funds	18,068,830	—	—	18,068,830
Fixed income funds	3,572,509	—	—	3,572,509
Growth funds	7,546,525	—	—	7,546,525
International growth funds	2,492,382	—	—	2,492,382

Total mutual funds	36,605,599	—	—	36,605,599

Common/Collective trust	—	3,624,337	—	3,624,337

	$39,514,742	$3,624,337	$—	$43,139,079

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

	At December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common stock:
Building Materials	$2,789,361	$—	$—	$2,789,361

Total common stock	2,789,361	—	—	2,789,361

Mutual funds:
Index funds	4,581,374	—	—	4,581,374
Lifecycle funds	16,212,990	—	—	16,212,990
Fixed income funds	3,445,024	—	—	3,445,024
Growth funds	5,992,788	—	—	5,992,788
International growth funds	2,589,757	—	—	2,589,757

Total mutual funds	32,821,933	—	—	32,821,933

Common/Collective trust	—	4,476,899	—	4,476,899

	$35,611,294	$4,476,899	$—	$40,088,193

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2010, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Hourly Plan.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Company adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009.

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2010 and 2009, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

	2010		2009
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Registered Investment Companies
Vanguard Inflation Protected Securities	$151,103	98.40%	$—	0.00%
JPMorgan Mid Cap Growth Select	2,084,970	68.90%	—	0.00%

American Beacon Funds Small Cap Value Institutional	1,176,997	76.40%	—	0.0%
Legg Mason CBA Aggressive Growth I	416,898	54.70%	—	0.0%
American Beacon Funds Large Cap Value Institutional	1,594,518	66.90%	—	0.0%
Baron Small Cap Institutional	534,258	79.80%	—	0.0%
Fidelity Low-Priced Stock Fund	4,218,774	82.70%	3,459,476	82.3%
Fidelity Diversified International Fund	3,053,283	81.60%	3,101,570	83.5%
Fidelity Freedom Income Fund	290,343	62.40%	228,665	56.5%
Fidelity Freedom 2000 Fund	4,909,394	40.50%	5,534,561	43.2%
Fidelity Freedom 2010 Fund	6,627,231	81.60%	6,024,652	80.5%
Fidelity Freedom 2020 Fund	8,941,326	79.40%	7,777,502	78.9%
Fidelity Freedom 2030 Fund	3,712,010	59.20%	2,957,203	60.1%
Fidelity Freedom 2040 Fund	2,534,630	47.00%	2,033,172	45.5%
Spartan Extended Market Index Fund	1,451,075	79.80%	1,278,541	82.9%
Fidelity Retirement Money Market	16,643	99.30%	—	0.0%
Spartan 500 Index Investment	4,944,506	76.20%	—	0.0%
Fidelity U.S. Bond Income Fund	4,095,782	76.20%	—	0.0%
Spartan St. Treasury Index Investment	287,432	100.00%	637,175	100.0%
Spartan U.S. Equity Index Fund	—	0.00%	4,542,132	77.5%
Fidelity U.S. Bond Index Fund	—	0.00%	3,648,003	76.2%
American Beacon Funds Large Cap Value Plan Ahead Class Fund	—	0.00%	1,214,626	62.5%
Baron Small Cap Fund	—	0.00%	404,191	84.1%
JPMorgan Diversified Mid Cap Growth Class A	—	0.00%	1,837,273	70.3%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	—	0.00%	853,020	76.0%
LMP Aggressive Growth Class A	—	0.00%	242,531	44.8%
Spartan Intermediate Treasury Index	—	0.00%	30,542	93.9%

	51,041,173		45,804,835

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	3,495,570		3,339,344

	3,495,570	83.20%	3,339,344	83.50%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	4,521,749	80.70%	5,227,731	84.00%

	$59,058,492		$54,371,910

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2010, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income/(Loss)	Shares in Net Investment Income/(Loss)
Vanguard Inflation Protected Securities	$(1,400)	$2,321	$921	101.8%
JPMorgan Mid Cap Growth Select	282,511	—	282,511	69.4%
American Beacon Funds Small Cap Value Institutional	135,559	3,998	139,557	76.1%

Legg Mason CBA Aggressive Growth I	42,333	—	42,333	55.0%
American Beacon Funds Large Cap Value Institutional	123,626	14,092	137,718	68.5%
Baron Small Cap Institutional	72,762	—	72,762	80.6%
Fidelity Low-Priced Stock Fund	589,778	15,294	605,072	82.8%
Fidelity Diversified International Fund	160,843	44,757	205,600	80.4%
Fidelity Freedom Income Fund	7,035	4,882	11,917	60.8%
Fidelity Freedom 2000 Fund	105,527	50,037	155,564	41.6%
Fidelity Freedom 2010 Fund	430,384	142,054	572,438	81.6%
Fidelity Freedom 2020 Fund	621,864	187,327	809,191	79.9%
Fidelity Freedom 2030 Fund	212,359	54,163	266,522	59.3%
Fidelity Freedom 2040 Fund	115,097	27,172	142,269	45.4%
Spartan Extended Market Index Fund	242,197	25,623	267,820	81.2%
Fidelity Retirement Money Market	—	2	2	1400.0%
Spartan 500 Index Investment	414,914	65,834	480,748	75.9%
Fidelity U.S. Bond Income Fund	76,422	117,619	194,041	77.5%
Spartan St. Treasury Index Investment	10,608	8,609	19,217	100.0%
Eagle Materials Common Stock	271,079	—	271,079	82.6%
American Beacon Funds Large Cap Value Plan Ahead Class Fund	3,908	—	3,908	49.5%
Baron Small Cap Fund	3,839	—	3,839	34.0%
JPMorgan Diversified Mid Cap Growth Class A	9,924	—	9,924	84.5%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	(1,073)	—	(1,073)	210.8%
LMP Aggressive Growth Class A	24,812	—	24,812	66.2%
Spartan Intermediate Treasury Index	129	41	170	61.6%

Fidelity Managed Income Portfolio Fund	—	56,109	56,109	82.8%

	$3,955,037	$819,934	$4,774,971	73.3%

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The Plan had no significant uncertain tax positions for the year ended December 31, 2010. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009

Net assets available for benefits per the financial statements	$45,785,283	$41,936,231
Employers’ contributions receivable	(1,908,225)	(1,235,428)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	22,864	(86,690)

Net assets available for benefits per Form 5500	$43,899,922	$40,614,113

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010:

December 31, 2010

Net increase in net assets available for benefits per the financial statements	$3,849,052
Decrease from 2010 Employers’ contribution receivable	(1,908,225)
Increase from 2009 Employers’ contribution receivable	1,235,428
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	109,554

Net increase in assets available for benefits per Form 5500	$3,285,809

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE 7. SUBSEQUENT EVENTS

Plan management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2010 through June 28, 2011, which was the date the financial statements were available to be issued, and concluded that no additional disclosures are required.

SUPPLEMENTAL SCHEDULE

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 002

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity Investments	Plan interest in Master Trust	$—	$43,161,943
*	Participants	Loans with interest rates from 6% to 9%	$—	$737,979

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Eagle Materials Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF EAGLE MATERIALS INC.

Date: June 28, 2011	By:	/S/ DAVID B. POWERS
David B. Powers
Chairman, Administrative Committee

INDEX TO EXHIBIT

Profit Sharing and Retirement Plan of Eagle Materials Inc.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed herewith